EXHIBIT 12

FIRST DATA CORPORATION
COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Three months ended September 30,				Nine months ended September 30,

	2002		2001		2002		2001

Earnings:
Income before income taxes, minority interest and equity earnings	$458.6	(1)	$155.4	(2)	$1,192.5	(3)	$696.1	(4)
Equity earnings in affiliates (5)	33.6		45.0		85.7		136.0
Interest expense	28.7		28.2		88.0		91.0
Other adjustments	11.9		12.6		36.2		37.1
Minority interest	(26.2)		(4.4)		(73.2)		(23.7)

Total earnings (a)	$506.6		$236.8		$1,329.2		$936.5

Fixed charges:
Interest expense	$28.7		$28.2		$88.0		$91.0
Other adjustments	11.9		12.6		36.2		37.1

Total fixed charges (b)	$40.6		$40.8		$124.2		$128.1

Ratio of earnings to fixed charges (a/b)	12.48		5.80		10.70		7.31

(1)	There were no restructuring charges for the quarter ended September 30, 2002.

(2)	Includes restructuring, business divestitures, impairment charges and investment losses totaling $185.9 million.

(3)	Includes restructuring, litigation and impairment charges totaling $40.9 million.

(4)	Includes restructuring, business divestitures, impairment charges and investment losses totaling $180.2 million.

(5)

Because most of the Company’s equity method investees distribute their earnings on a current (monthly or quarterly) basis, the difference between accrual and cash basis income would not have an impact on the ratio.

For purposes of computing the ratio of earnings to fixed charges, fixed charges consist of interest on debt, amortization of deferred financing costs and a portion of rentals determined to be representative of interest. Earnings consist of income before income taxes plus fixed charges.